SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 25, 2007

By:  /s/H. Dale McSween

H. Dale McSween, Interim Chief Executive Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

INTERTAPE POLYMER OBTAINS INTERIM ORDER IN CONNECTION WITH ARRANGEMENT,
ANNOUNCES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
AND CONFIRMS MAILING OF INFORMATION CIRCULAR

Montreal, Quebec and Bradenton, Florida – May 25, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) announced today that the Superior Court of Quebec has issued an interim order (the “Interim Order”) dated May 24, 2007 in connection with the previously announced proposed plan of arrangement (the “Arrangement”) involving the Company and an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P., pursuant to which all of the outstanding common shares of the Company are to be acquired at a price of US$4.76 per share in cash.

The Interim Order provides for the calling of a special meeting of shareholders of Intertape to consider the Arrangement (the “Meeting”). Subject to the approval of the shareholders at the Meeting and the satisfaction or waiver of the other conditions precedent to the arrangement, including all regulatory approvals being obtained or concluded, the hearing in respect of the final order to approve the Arrangement is currently scheduled to take place on June 27, 2007, with closing of the transaction anticipated later in June or early in July 2007.

The Meeting will be held on June 26, 2007 at the Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Quebec at 4:00 p.m. (Montreal time). Shareholders of record as of May 25, 2007 will be entitled to attend and vote at the Meeting

Intertape confirmed today that, early next week, it will be mailing to its shareholders the notice of the Meeting and a Management Information Circular (the “Circular”) in respect of the Meeting. The notice of Meeting and Circular will also be available at the Canadian SEDAR website at www.sedar.com and at the U.S. Securities and Exchange Commission's website at www.sec.gov.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

For Intertape Contact:

Rick Leckner

MaisonBrison

(514) 731-0000